L'OREAL
International Financial Information Department

20th October, 2004

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
UNITED STATES OF AMERICA

Re: L'Oréal S.A. -- File No. 82-735

Ladies and Gentlemen:

L'Oréal S.A., a *société anonyme* incorporated under the laws of the Republic of France, hereby furnishes one copy of the following information pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

News Release:
"L'Oréal Sales at September 30th, 2004"

Very truly yours,

The International Financial
Information Director

Jean-Régis CAROF

dlo 10/25

L'ORÉAL

SALES AT SEPTEMBER 30th, 2004

10.93 BILLION EUROS, UP BY +6.4% LIKE-FOR-LIKE

FULL-YEAR TARGETS CONFIRMED

- STRONG GROWTH IN NORTH AMERICA AND IN NEW AND EMERGING MARKETS
- DIFFICULT CLIMATE IN EUROPE
- GRADUAL DECLINE IN NEGATIVE IMPACT OF EXCHANGE RATES
- ACHIEVEMENTS IN LINE WITH OUR TARGETS

The sales of L'Oréal at September 30th 2004 amounted to € 10.93 billion, an increase of 3.7% compared with 3.6% up to the end of June.
The impact of currency fluctuations, which was –3.3% at the end of June, amounted to -3.2% at the end of September.

The net impact of changes in consolidation (in China, the consolidation of *Mininurse* and *Yue Sai*; and in Japan the 100% consolidation of *Shu Uemura*) was +0.5% at the end of September.

Commenting on the figures, L'Oréal Chairman and Chief Executive Officer Mr Lindsay OWEN-JONES said: "At the end of September, the increase in our sales, reflecting the same trend as the first half-year, is in line with our expectations. L'Oréal's strategy of retail channel diversification and strong geographic expansion outside the group's original markets has enabled like-for-like growth of +6.4%, despite the sluggish climate in Europe. The sales growth achieved means we can confirm our full-year results targets".

Sales growth by operational division and geographic zone was as follows:

	At September 30th 2004		
	€ m	Growth	
		Like-for-like	Published figures
By operational division			
Professional Products	1,516	+7.3%	+4.9%
Consumer Products	5,922	+5.1%	+2.4%
Luxury Products	2,517	+6.9%	+4.0%
Active Cosmetics	679	+16.6%	+15.1%
Cosmetics total	**10,706**	**+6.4%**	**+3.8%**
By geographic zone			
Western Europe	5,578	+1.1%	+1.2%
North America	2,827	+7.8%	-0.6%
Rest of the World, of which:	2,301	+19.6%	+17.2%
- Asia	937	+19.3%	+20.9%
- Latin America	528	+16.1%	+6.4%
- Eastern Europe	374	+31.5%	+27.8%
- Other Countries	463	+15.6%	+15.5%
Cosmetics total	**10,706**	**+6.4%**	**+3.8%**
Dermatology (1)	208	+4.1%	-1.9%
Group total	**10,931**	**+6.4%**	**+3.7%**

(1) *Group share, i.e. 50%*

With +6.4% like-for-like growth, that is based on a comparable structure and identical exchange rates, over the first nine months of the year, L'Oréal cosmetics sales once again grew faster than the market. Performance was particularly good in the hair salon and selective retail channels which account for almost half of group sales.

- The **Professional Products Division**, whose products are sold through hair salons, achieved like-for-like growth of +7.3%, outstripping the rate of market growth. The upward trend was strengthened in particular by the launch of *Redken for Men*, the complete revamping of the *Tecni.Art* styling line from *L'Oréal Professionnel* and the continuing development of *Matrix*.

- The **Consumer Products Division** maintained like-for-like sales growth of +5.1%, driven by a very strong performance in North America and the Rest of the World.
In a competitive market, unit sales grew faster than revenues, reflecting the many market share gains and performances of our products.
The growth rate reflects successful launches such as *XXL* mascara and *Dream Matte Mousse* foundation from *Maybelline*, *Fructis Sleek + Shine* shampoo from *Garnier* and, at *L'Oréal Paris*, *Studio Hot* styling products, the *Dermo Expertise Refinish* skincare line and *True Match* and *Cashmere Perfect* foundations.

- The **Luxury Products Division** continued to achieve good like-for-like sales growth at +6.9% up to the end of September.
The latest launches – *Resurface Peel* and *Juicy Wear* from *Lancôme*, *Line Peel* from *Biotherm* and *Hydra Genius* from *Helena Rubinstein*, together with *Armani Mania* and *Black Code* from *Giorgio Armani* – have been very well received. Moreover, the *Kiehl's* and *Shu Uemura* brands are growing strongly as their international expansion continues.

- **Active Cosmetics**, which sells its products through pharmacies, again produced strong like-for-like growth of +16.6%. The international expansion of the brands continued to accelerate while market share gains were achieved in Western Europe. The success of the *Lyposine* slimming and *Normaderm* anti-acne lines from *Vichy*, together with *Rosaliac*, the anti-rosacea product from *La Roche Posay*, made a strong contribution to this performance.

With a difficult climate in the United States and Germany, the dermatology branch achieved like-for-like sales growth of +4.1% at the end of September. In this context, *Galderma* continued to win market share.

Strong expansion in North America
Exceptional growth in new markets

- In **North America**, sales growth has accelerated to 7.8% like-for-like, at the end of September.
Each division has made substantial market share gains.
In Professional Products, *Redken* and *Kérastase* continue to record spectacular growth and win over new salons.
In Consumer Products, the success of *Fructis* by *Garnier* has been confirmed in both haircare and styling, and *Maybelline* has chalked up two product successes with the newly-launched *XXL Mascara* and *Dream Matte Mousse* foundation.
Lastly, in Luxury Products, *Lancôme* has made great strides forward in make-up with the immediate success of new *Hypnose* mascara and *Juicy Wear* lipstick, and the launch of the latest women's fragrance, *Armani Mania*.

- Sales in **Western Europe** have risen by +1.2%.
In a growing market, the Professional Products Division scored important successes, particularly with its new colourant range *Luo* and the revamped *Tecni.Art* styling line.

For the Consumer Products Division, 2004 continues to be a difficult year in France; however encouraging market share gains have been recorded over the last few months, consolidating the division's already strong position.

The economic climate in Germany remains unfavourable, but on the other hand strong advances have been made in the other West European countries – particularly the United Kingdom, Spain and the Nordic countries.

The sales of the Luxury Products Division continued to grow, particularly in the United Kingdom, Spain and Northern Europe. The success of *Hypnose* from *Lancome*, the revamping of *Aquasource* from *Biotherm* and the launch of *Armani Mania* all made strong contributions to these results.

The strong growth of Active Cosmetics in all countries has once again enabled the *Vichy* and *La Roche Posay* brands to improve their market shares, particularly in Spain, Portugal and the Netherlands.

- Like-for-like growth in **new markets** has continued at a rapid rate of +19.6%.

• Sales in **Asia** increased by +19.3% like-for-like, driven by China with +67%, Hong Kong with +42% and Taiwan with +25%. Consumer Products have been boosted by the popularity of the *Garnier* brand including the expansion of the *Mininurse* brand in China, the growth of *Maybelline,* and the integration of the Chinese brand *Yue-Sai*.
The success of *Kérastase* and *Vichy* has been confirmed. Lastly, brands are continuing to be introduced into new countries (launch of *Shu Uemura* in China and Indonesia, etc.), and global brands are being rolled out for the first time in this zone (*Matrix* in China).

• In **Latin America**, like-for-like sales growth amounted to +16%, supported by Mexico with +15% and Argentina with +23%, as the upturn in the latter country continues.
In the Professional Products Division, the *Kérastase* brand is now recognised as the major haircare institute brand.
In the Consumer Products Division, the success of the *Garnier* brand continues with *Fructis* shampoo and *Nutrisse* colourant, while *Dermo Expertise* by *L'Oréal Paris* is growing strongly with its *Pure Zone* and *Decontract Rides* lines.
The strong penetration of the Active Cosmetics Department is also worth noting, with the introduction of dermocosmetics counters in pharmacies.

• In **Eastern Europe**, the nine-month sales confirm the very good growth momentum in the countries concerned.
This is particularly true in Poland with +19% and the Russian Federation with +45%, which are building on the rapid expansion of the *Garnier* brand in the hair colour market with *Garnier Color Naturals*, and in the skincare and haircare markets with *Garnier Skin Naturals* and *Fructis* respectively. *Maybelline* make-up is another success story.
Meanwhile, the *Vichy* brand in pharmacies and the *Matrix* brand in hair salons have enabled the Active Cosmetics and Professional Products Divisions to speed up their growth.
Finally, the Luxury Division's performance has been very promising.

• Sales in the **Other Countries** have grown rapidly by +15.6% like-for-like, particularly in India with +47%, Turkey with +29% and Australia with +17%.

Contacts at L'ORÉAL

Shareholders
and market authorities
Mr Jean-Régis CAROF
☎ : +33.1.47.56.83.02
http://www.loreal-finance.com

Analysts and
institutional investors
Mrs Caroline MILLOT
☎ : +33.1.47.56.86.82
Fax: +33.1.47.56.80.02

Journalists
Mr Mike RUMSBY
☎ : +33.1.47.56.76.71
http://www.loreal.com

For further information, please contact your bank, broker or financial institution (I.S.I.N. code: FR0000120321), and consult your usual newspapers, and the internet site for shareholders and investors, http://www.loreal-finance.com, or loreal-finance.com *mobile edition* on your PDA; alternatively, call +33.1.58.13.51.36.